

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 27, 2007

Thomas Peterffy
Chairman, Chief Executive Officer and President
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

Re: Interactive Brokers Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 12, 2007
File No. 333-138955

Dear Mr. Peterffy:

We have reviewed your filing and have the following comments.

General

1.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Recapitalization and Organizational Structure, page 6

2.   In the first paragraph, please disclose the reason for the having two holding companies as part of your structure.

3.   Please succinctly state in the last paragraph that your investors will not necessarily receive distributions of the management fees, incentive income and investment income even if IBG LLC distributes them to you.

Exchange and Redemption of Membership Interests, page 9

4.   Please quantify the shares you have reserved for issuance for the redemptions.

5.   Please disclose in greater detail the circumstances under which you would choose to redeem the IBG LLC membership interest using cash rather than issuing additional class A shares. Please describe the dilutive effect of using cash to redeem the interests in the risk factors.

Summary Historical and Pro Forma Consolidated Financial Data, page 14

6.   Please revise the column headings to clearly distinguish the historical results of IBG LLC from the pro forma results of IBG, Inc.

Risk Factors, page 17

Our Internal Controls . . ., page 30

7.   Please briefly describe the material weakness and its current status. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please disclose how and when the company plans to do so.

Dilution, page 45

8.   It is unclear why you have included the 20 million shares to be issued in the offering in the denominator of your calculation of the pre-offering pro forma book value per share at September 30, 2006. Please revise or advise.

Unaudited Pro Forma Consolidated Financial Data, page 46

Unaudited Pro Forma Consolidated Statements of Income, page 47

9.   We have reviewed your response to comment 32. It is unclear how you calculated diluted earnings per shares of $0.96 and $0.95 for the year ended December 31, 2005 and the nine months ended September 30, 2006. Please revise footnote six to disclose the numerator used in your diluted earnings per share calculation. Your description should be detailed enough to enable a reader to recalculate diluted earnings per share.

10.   It appears the Class B common stock has not been included in weighted average common shares outstanding. Please revise or advise.

Executive Compensation, page 128

11.   Please revise to disclose the compensation for 2006.

12.   Registration statements, including pre-effective and post-effective amendments filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-K disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our last update on executive compensation dated January 24, 2007 and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the

Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at http://www.sec.gov. We direct your attention particularly to the seventh Q&A in the transition Q&As.

IBL LLC Membership Interests . . ., page 140

13.   We note your response to comment 40 in our letter dated December 22, 2006. Please describe the material provisions of the LLC company and operating agreements in greater detail.

Financial Statements

Note 8 – Defined Contribution and Employee Incentive Plans, page F-46

14.   Please provide us with additional information regarding issuances under your equity incentive plans since January 1, 2006. Please identify each issuance of ROI dollar units and redeemable members' interests granted by date, and tell us how you determined the fair value of each grant. Please identify the basis for each significant assumption.

Exhibit 5.1 – Legal Opinion

15.   Counsel must opine that the securities are duly authorized. Also delete assumptions (i) through (iii) in the first paragraph of page 2.

16.   You can limit reliance with regard to purpose, but not person. Please delete the first sentence in the penultimate paragraph, since counsel has already addressed this in the last sentence of the first paragraph of the opinion.

17.   Please file an executed version of the legal opinion.

As appropriate, please amend your registration statement in response to these comments.

You may contact Ernest Greene at (202) 551-3733 or Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Adam M. Fox, Esq.
        Dechert LLP
        30 Rockefeller Plaza
        New York, NY 10112